NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2014 and 2013
(Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	March 31, 2014	December 31, 2013

Assets

Current assets
Cash and cash equivalents		$337,916	$302,724
Accounts receivable and prepaids		22,419	57,180
Inventories	2	70,732	61,024
Due from non-controlling interest		71,488	46,691
		502,555	467,619

Non-current assets
Due from non-controlling interest		12,615	36,503
Loan receivable		1,765	2,573
Long-term inventories	2	9,096	6,841
Mineral properties, plant and equipment	3	354,769	357,324
Total assets		$880,800	$870,860

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$33,396	$30,787
Dividends payable		6,977	13,943
Income taxes payable		-	3,832
		40,373	48,562

Non-current liabilities
Deferred income taxes		36,274	30,188
Provision for mine closure and reclamation		25,735	23,614
Total liabilities		102,382	102,364

Equity
Share capital	4	406,183	405,979
Share-based payments reserve		14,856	14,843
Retained earnings		196,760	187,795
Equity attributable to Nevsun shareholders		617,799	608,617

Non-controlling interest	9	160,619	159,879
Total equity		778,418	768,496
Total liabilities and equity		$880,800	$870,860

Contingencies (note 7)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended March 31,
	Note	2014	2013
Revenues	5	$99,151	$71,130
Cost of sales
Operating expenses		(34,109)	(25,136)
Royalties		(5,918)	(3,611)
Depreciation and depletion		(7,141)	(4,604)
Operating income		51,983	37,779

Administrative expenses		(4,731)	(3,017)
Finance income		953	820
Finance costs		(279)	(204)
Income before taxes		47,926	35,378

Income taxes		(19,746)	(15,875)
Net income and comprehensive income		$28,180	$19,503

Net income and comprehensive income attributable to:
Nevsun shareholders		$15,440	$10,625
Non-controlling interest	9	12,740	8,878
		$28,180	$19,503

Earnings per share attributable to Nevsun shareholders:	4
Basic		$0.08	$0.05
Diluted		$0.08	$0.05

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended March 31,
	Note	2014	2013
Cash provided by (used in)
Operating
Net income		$28,180	$19,503
Items not involving the use of cash
Depreciation and depletion		7,152	4,612
Income taxes		19,746	15,875
Share-based payments	4	1,878	1,010
Interest income on due from non-controlling interest		(909)	(716)
Other		(34)	168

		56,013	40,452
Changes in non-cash operating capital
Accounts receivable and prepaids		40,800	(8,337)
Inventories		(10,976)	(8,916)
Accounts payable and accrued liabilities		2,594	(1,660)
Income taxes paid		(23,702)	(44,484)

Net cash provided by (used in) operating activities		64,729	(22,945)
Investing
Expenditures on mineral properties, plant and equipment		(16,160)	(24,525)
Pre-commercial production copper sales receipts		13,409	-
Expenditures on exploration and evaluation		(999)	(3,897)

Net cash used in investing activities		(3,750)	(28,422)
Financing
Dividends paid to Nevsun shareholders		(13,943)	(9,949)
Distribution to non-controlling interest		(12,000)	-
Issuance of common shares, net of issue costs		156	80

Net cash used in financing activities		(25,787)	(9,869)
Increase (decrease) in cash and cash equivalents		35,192	(61,236)
Cash and cash equivalents, beginning of period		302,724	396,404
Cash and cash equivalents, end of period		$337,916	$335,168
Non-cash investing and financing transactions
Change in accounts receivable related to pre-commercial production copper sales		(4,519)	-
Closure and reclamation increase in mineral properties, plant and equipment		1,842	-
Depreciation recorded in inventory		$988	$24

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest (note 9)	Total equity
December 31, 2012	198,982,815	$404,960	$13,145	$201,698	$619,803	$143,482	$763,285

Exercise of stock options	25,000	80	-	-	80	-	80
Transfer to share capital on exercise of options	-	24	(24)	-	-	-	-
Share-based payments	-	-	929	-	929	-	929
Income for the period	-	-	-	10,625	10,625	8,878	19,503
March 31, 2013	199,007,815	$405,064	$14,050	$212,323	$631,437	$152,360	$783,797

December 31, 2013	199,307,802	$405,979	$14,843	$187,795	$608,617	$159,879	$768,496

Exercise of options	40,000	156	-	-	156	-	156
Transfer to share capital on exercise of options	-	48	(48)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(502)	502	-	-	-
Share-based payments	-	-	563	-	563	-	563
Income for the period	-	-	-	15,440	15,440	12,740	28,180
Dividends declared	-	-	-	(6,977)	(6,977)	-	(6,977)
Distribution to non-controlling interest	-	-	-	-	-	(12,000)	(12,000)
March 31, 2014	199,347,802	$406,183	$14,856	$196,760	$617,799	$160,619	$778,418

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2014

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (the Company) is a company domiciled in Canada. These condensed consolidated interim financial statements (interim financial statements) of the Company as at and for the three months ended March 31, 2014 include the accounts of the Company and its subsidiaries. The Company is principally engaged in the production and sale of metals from its 60%-owned Bisha Mine in Eritrea.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34Interim Financial Reporting.They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2013. These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on May 5, 2014.

(c)	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements.

(d)	Judgments and estimates

In preparing these interim financial statements, management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

(e)	Changes in accounting standards

In May 2013, the IASB issued IFRIC 21 –Levies(IFRIC 21), which sets out the accounting treatment for an obligation to pay a levy that is not an income tax. The interpretation defines the obligating event that gives rise to the requirement to pay a levy and when a liability should be recognized. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The application of IFRIC 21 did not have a significant impact on the Company’s consolidated financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2014

2.	Inventories

	March 31, 2014	December 31, 2013
Materials and supplies	$43,348	$41,043
Work-in-progress	13,972	13,318
Finished goods – Copper concentrate	22,508	13,504
Total inventory	$79,828	$67,865
Less: non-current portion of ore in stockpiles	(9,096)	(6,841)
Inventory recorded as a current asset	$70,732	$61,024

The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of oxide ore and pyrite sand ore. Depreciation of $5,554 is included in work-in-progress and finished goods inventories at March 31, 2014 (December 31, 2013 – $4,566).

3.	Mineral properties, plant and equipment

For the three months ended March 31, 2014, the Company recorded pre-commercial production copper concentrate sales of $10,517, net of provisional pricing adjustments (year ended December 31, 2013 - $112,916). When offset by pre-commercial production operating costs of $4,809 (year ended December 31, 2013 - $61,673), depreciation and amortization of $855 (year ended December 31, 2013 - $8,223), and royalties of $629 (year ended December 31, 2013 - $6,321), the resultant net credit of $4,224 (year ended December 31, 2013 – $36,699) was recorded as an offset against copper phase plant and equipment costs. As at March 31, 2014, the Company has commitments to purchase property, plant and equipment of $2,103.

4.	Share capital and reserves

(a)	Stock options

The three months ended March 31, 2014 included $563 (Q1 2013 - $929) in share-based payment costs related to stock options, $544 (Q1 2013 - $708) of which are presented in administrative expenses and $19 (Q1 2013 – $221) in operating expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2013	11,138,500	$3.95
Granted	420,000	3.51
Exercised as stock options	(40,000)	4.27
Forfeited	(300,000)	4.81
Outstanding, March 31, 2014	11,218,500	$3.91

The weighted average share price of the Company on the dates options were exercised in the three months ended March 31, 2014, was CAD $4.32 (Q1 2013 – CAD $4.40). The weighted average price of options exercisable at the end of the period was CAD $4.01 (December 31, 2013 – CAD $3.93).

(b)	Deferred share units

In January 2014, 170,000 deferred share units (DSUs) were granted to directors. The DSUs vested immediately upon grant, and settle only upon departure of the holder of the units from the Company. The DSUs are valued with reference to the Company’s current share price, with changes in value recognized in profit or loss.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2014

4.	Share capital and reserves (continued)

(b)	Deferred share units (continued)

As at March 31, 2014, a liability of $591 (December 31, 2013 - $nil) related to the DSUs was recorded in accounts payable and accrued liabilities. During the three months ended March 31, 2014, the Company recorded an expense of $591 (Q1 2013 - $nil) in administrative expenses related to the DSUs.

(c)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended March 31,
	2014	2013
Net income attributable to Nevsun shareholders	$15,440	$10,625
Effect of dilutive securities:
Change in stock appreciation rights liability	60	81
Diluted net income attributable to Nevsun shareholders	$15,500	$10,706
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,319	199,005
Dilutive options and stock appreciation rights	1,491	1,220
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	200,810	200,225
Earnings per share (in $)
Basic	$0.08	$0.05
Diluted	$0.08	$0.05

5.	Revenue

	Three months ended March 31,
	2014	2013
Copper concentrate sales	$88,811	$-
Copper concentrate by-product sales	13,616	-
Other	5,696	-
Treatment and refining charges	(8,972)	-
Gold doré sales	-	71,130
	$99,151	$71,130

Copper concentrate sales are net of provisional pricing reductions of $5,446 (Q1 2013 - $nil). Other revenue consists of high-grade precious metals ore shipped directly to buyers.

6.	Financial Instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the consolidated interim balance sheet.

Copper concentrate sales receivables of $8,849 are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of the copper concentrate sales contracts. The receivables are measured using quoted future prices for the estimated metals contained within the copper concentrate. There were no changes to the method of fair value measurement during the period. As at March 31, 2014, a 10% change to the underlying metals prices would result in a change in revenue of $1,786.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2014

7.	Contingencies

Putative class action complaints

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012, and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the U.S. Actions). The U.S. plaintiffs asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends”, allegedly in violation of a disclosure duty under U.S. Regulation S-K, and the departure of certain senior executives at the Bisha Mine. On September 20, 2012, the Company filed a motion to dismiss all claims in the U.S. Actions against the Company and its officers. On September 27, 2013, the Court granted in part and denied in part the motion to dismiss. The parties to the U.S. Actions thereafter engaged in extensive settlement negotiations and agreed to suspend the litigation while those negotiations continued.

On May 1, 2014, the defendants and the U.S. plaintiffs entered into a binding stipulation of settlement to resolve the U.S. Actions, and all U.S. plaintiffs and class members shall be deemed to have released all claims against the defendants. The settlement class consists of all persons who purchased Nevsun common stock on the New York Stock exchange during the period of March 28, 2011, through February 6, 2012. The settlement will be funded entirely by the Company’s directors’ and officers’ insurance carriers. The settlement is subject to court approval which the Company expects to occur by the fall of 2014.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions). The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces; (ii) negligent misrepresentation; and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges. The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations. The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class.

On October 2, 2013, the plaintiffs filed their motion for class certification and for leave to proceed with a claim under Part XXIII.1 of the Ontario Securities Act. The hearing of these motions has not yet been scheduled.

It is not possible at this time to estimate the ultimate outcome of the Canadian Action, or the costs associated with the defense of the Canadian case, which is subject to future rulings in the case. The Company believes the allegations are without merit and will vigorously defend itself in this action. The claims in the Canadian case have also been tendered for coverage under the Company’s directors and officers insurance policies. Management believes that the insurance available under such policies will be adequate to cover any costs incurred by the Company in connection with the defense of this case.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2014

8.	Segment information

The Company conducts its business as a single operating segment being the mining business in Eritrea. All mineral properties and equipment are situated in Eritrea. Cash and cash equivalents located outside of Eritrea at March 31, 2014, equal $333,535 (December 31, 2013 - $298,776).

9.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (BMSC), as at March 31, 2014 and December 31, 2013. The information is presented on a 100% basis.

	March 31, 2014	December 31, 2013
Current assets	$149,171	$152,522
Non-current assets	360,168	332,870

Current liabilities	(46,121)	(32,232)
Non-current liabilities	(61,670)	(53,463)
Net assets	$401,548	$399,697
Net assets attributable to non-controlling interest	$160,619	$159,879

The following table presents the financial results of BMSC for the three months ended March 31, 2014 and 2013, respectively:

	Three months ended March 31,
	2014	2013
Revenue	$99,151	$71,130
Net income and comprehensive income	31,851	22,195
Net income and comprehensive income attributable to non-controlling interest	$12,740	$8,878

The following table presents the summary cash flow information of BMSC for the three months ended March 31, 2014 and 2013, respectively:

	Three months ended March 31,
	2014	2013
Net cash provided by (used in) operating activities	$67,111	$(20,875)
Net cash used in investing activities	(3,744)	(28,370)
Net cash provided by (used in) financing activities	(47,310)	20,000
Increase (decrease) in cash and cash equivalents	$16,057	$(29,245)